Exhibit 99.3
REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of July 28, 2025, is made and entered into by and between Venezio Investments Pte. Ltd., a limited liability company with its registered address at 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891 (“Investor”) and Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Company”, and each of the Company and Investor, a “Party” and collectively, the “Parties”).

WHEREAS, concurrently with this Agreement, Investor and the Company are entering into that certain Share Purchase and Investor Rights Agreement, dated as of the date hereof (the “SPIRA”), relating to the sale by the Company to Investor of certain Shares (as defined below) and setting forth certain provisions governing the relationship between the Company and Investor as a shareholder of the Company;

WHEREAS, as of the date hereof, Investor and/or its Affiliates beneficially own 12,699,981 Shares (the “Prior Shares”), and, on the terms and subject to the conditions of the SPIRA, at the Closing, Investor will acquire 14,121,062 Shares from the Company (the “Acquired Shares”, and together with the Prior Shares, the “Investor Shares”);

WHEREAS, pursuant to the SPIRA, Investor shall be subject to certain restrictions on transfers of the Investor Shares (or any economic entitlement therein) for a certain period of time after the Closing (the “Lock-Up”); and

WHEREAS, in connection with the Transaction, the Parties wish to enter into this Agreement in order to agree to certain registration rights and obligations relating to the Investor Shares, all in accordance with applicable laws and regulations.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1. Definitions. The terms defined in this Article 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, Chief Executive Officer of the Company or the principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (b) would not be required to be made at such time if the Registration Statement or Prospectus were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Affiliate” shall mean, in respect of the Investor, Temasek Holdings (Private) Limited (“THPL”) and THPL’s direct or indirect wholly owned subsidiaries whose boards of directors or equivalent governing bodies comprise employees or nominees of (i) THPL, (ii) Temasek Pte Ltd (“TPL”); and/or (iii) wholly owned subsidiaries of TPL.

“Agreement” shall have the meaning given to such term in the preamble to this Agreement.

“Applicable Law” shall mean all applicable provisions of constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority.

“Acquired Shares” shall have the meaning given to such term in the Recitals.

“Automatic Shelf” shall mean an “automatic shelf registration statement” within the meaning of Rule 405 under the Securities Act.

“Blackout Period” shall have the meaning assigned to such term in Section 3.4.2.

“Block Trade” shall mean an offering and/or sale of Equity Securities (in the case of Investor, of Registrable Securities) on a block trade or underwritten basis (whether firm commitment or otherwise) not involving a “roadshow” or other marketing efforts involving the Company prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction, but excluding a variable price reoffer.

“Board” shall mean the board of directors of the Company.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in either New York, New York, USA or Milan, Italy are authorized or required by law to close.

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated July 3, 2025 by and between the Company and Temasek Capital Management Pte. Ltd.

“Closing” shall have the meaning given to such term in the SPIRA.

“Commission” shall mean the U.S. Securities and Exchange Commission, or any other federal agency then administering the Securities Act or the Exchange Act.

“Company” shall have the meaning given to such term in the preamble to this Agreement.

“EDGAR” shall have the meaning given to such term in Section 3.1.3.

“Equity Securities” shall mean any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Existing Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of December 17, 2021, by and among the Company, the IIAC Sponsor, the Zegna Holders and the IIAC Holders (each such term as defined therein).

“Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational, and any contractor acting on behalf of such agency, commission, authority or governmental instrumentality.

“Investor” shall have the meaning given to such term in the preamble to this Agreement.

“Investor Shares” shall have the meaning given to such term in the Recitals.

“Joinder Agreement” shall mean the joinder agreement in substantially the form and substance of Exhibit A attached hereto.

“Lock-Up” shall have the meaning given to such term in the Recitals.

“Lock-Up Period” shall have the meaning given to such term in the SPIRA.

“Maximum Number of Securities” shall have the meaning given to such term in Section 2.1.5.

“Minimum Threshold” shall have the meaning given to such term in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in light of the circumstances under which they were made) not misleading.

“Other Coordinated Offering” shall mean an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal.

“own” or “ownership” (and derivatives of such terms) shall mean (a)(a) ownership of record and (b)(b) “beneficial ownership” as defined in Rule 13d-3 or Rule 16a-1(a)(2) promulgated by the Commission under the Exchange Act (but without regard to any requirement for a security or other interest to be registered under Section 12 of the Securities Act of 1933, as amended).

“Party” shall have the meaning given to such term in the preamble to this Agreement.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Piggyback Registration” shall have the meaning given to such term in Section 2.2.1.

“Prior Shares” shall have the meaning given to such term in the Recitals.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean any of the Investor Shares (including any Shares issued to the Investor with respect to the Investor Shares by way of a share dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, exchange of shares, merger or any similar event); provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when:

(a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement;

(b) such securities shall have been otherwise transferred, new certificates or book-entry positions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act;

(c) such securities shall have ceased to be outstanding;

(d) such securities could be sold without registration pursuant to Rule 144 (but with no volume or other restrictions or limitations); or

(e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Offering, effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Shares are then listed;

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone, delivery and road show or other marketing expenses;

(d) reasonable fees and disbursements of counsel for the Company; and

(e) reasonable fees and disbursements of the independent registered public accounting firm of the Company incurred specifically in connection with such Registration (including the expenses of any “comfort letters” required by or incident to such performance).

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act, or any successor rule promulgated thereafter by the Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Shares” shall mean the ordinary shares of the Company, with a nominal value of €0.02 each.

“Shelf Offering” shall mean a Shelf Underwritten Offering or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“SPIRA” shall have the meaning given to such term in the Recitals.

“Shelf Underwritten Offering” shall have the meaning given to such term in Section 2.1.4.

“Subsequent Registration Statement” shall have the meaning given to such term in Section 2.1.3.

“Suspension Period” shall have the meaning given to such term in Section 3.4.1.

“THPL” shall have the meaning given to such term in the definition of “Affiliate”.

“TPL” shall have the meaning given to such term in the definition of “Affiliate”.

“Transaction” shall have the meaning given to such term in the SPIRA.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Withdrawal Notice” shall have the meaning given to such term in Section 2.1.6.

“WKSI” means a “well-known seasoned issuer” within the meaning of Rule 405 under the Securities Act.

“WKSI Registration Statement” shall have the meaning given to such term in Section 2.1.1.

Section 1.2 Interpretation. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against either Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein”, “hereto”, “hereof” and words of similar import refer to this Agreement as a whole, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) words importing the singular shall also include the plural, and vice versa; (c) the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”; (d) the word “day” means calendar day unless Business Day is expressly specified; (e) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (f) all references to Articles or Sections are to Articles and Sections of this Agreement unless otherwise specified; (g) all references to any law will be to such law as amended, supplemented, consolidated or otherwise modified or re-enacted or replaced as of the applicable date or during the applicable period of time; and (h) all references to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

ARTICLE 2
REGISTRATION RIGHTS

Section 2.1 Shelf Registration

2.1.1 Filing. The Company shall use commercially reasonable efforts to, at least fifteen (15) calendar days prior to the expiry of the Lock-Up Period, file with the Commission a Registration Statement to permit the public resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing) on a delayed or continuous basis and shall use commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in any event no later than the earlier of (a)(a) thirty (30) calendar days after the date on which the Registration Statement is filed (or ninety (90) calendar days if the Commission notifies the Company that it will “review” the Registration Statement) and (b)(b) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review. Each such Registration Statement shall be on Form F-3 and may be an Automatic Shelf if the Company shall then be a WKSI (any such Registration Statement, a “WKSI Registration Statement”); provided that, and subject to Section 2.1.2 (Ineligibility for Form F-3), if the Company is not then eligible to register for resale the Registrable Securities on Form F-3, such registration shall be on Form F-1. The Company shall use commercially reasonable efforts to cause a Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. The Company’s obligation under this Section 2.1.1 (Filing), shall, for the avoidance of doubt, be subject to Section 3.4 (Suspension of Sales; Adverse Disclosure).

2.1.2 Ineligibility for Form F-3. In the event that Form F-3 (or such other form type applicable to an existing Registration Statement) is not available for the registration of the resale of Registrable Securities hereunder, the Company shall: (i) register the resale of the Registrable Securities on Form F-1 and (ii) undertake to register the Registrable Securities on Form F-3 reasonably promptly after such form becomes available (and, to the extent the Company qualifies as a WKSI as of the initial filing date for such Registration Statement, such Registration Statement may be an Automatic Shelf); provided that the Company shall use commercially reasonable efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 covering the Registrable Securities has been declared effective by the Commission or otherwise becomes effective automatically in accordance with the rules and regulations of the Commission.

2.1.3 Subsequent Shelf Registration. If any Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall (subject to Section 3.4 (Suspension of Sales; Adverse Disclosure)) use commercially reasonable efforts to as promptly as is reasonably practicable cause such Registration Statement to again become effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Registration Statement or file an additional registration statement (a “Subsequent Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing). If a Subsequent Registration Statement is filed, the Company shall use its commercially reasonable efforts to: (i) cause such Subsequent Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Registration Statement continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. The Company’s obligation under this Section 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.4 (Suspension of Sales; Adverse Disclosure).

2.1.4 Requests for Shelf Underwritten Offerings. Subject to Section 3.4 (Suspension of Sales; Adverse Disclosure), at any time and from time to time after the expiration of the Lock-Up (or any other lock-up to which the Investor Shares are subject), Investor may request to sell all or a portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Registration Statement (a “Shelf Underwritten Offering”), provided that the Company shall only be obligated to effect a Shelf Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by Investor with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Threshold”). All requests for Shelf Underwritten Offerings shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering. The Company shall have the right to select the managing Underwriter or Underwriters for such Shelf Underwritten Offering, subject to Investor’s approval (which shall not be unreasonably withheld, conditioned or delayed). Under no circumstances shall the Company be obligated to effect more than three (3) Shelf Underwritten Offerings in the aggregate in respect of all Registrable Securities. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Shelf Underwritten Offering pursuant to any then effective Registration Statement that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. Following a request by Investor pursuant to Section 2.1.4 (Requests for Shelf Underwritten Offerings) above, if the managing Underwriter or Underwriters in a Shelf Underwritten Offering advises the Company and Investor that the dollar amount or number of Registrable Securities that Investor desires to sell, taken together with all other Shares or other Equity Securities of the Company that the Company desires to sell and the Shares or other Equity Securities of the Company, if any, that have been requested to be sold in such Shelf Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other shareholders, exceeds the maximum dollar amount or maximum number of Equity Securities of the Company that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Shelf Underwritten Offering, before including any Shares or other Equity Securities of the Company proposed to be sold by the Company or by any of the beneficiaries of registration rights under the Existing Registration Rights Agreement, the Registrable Securities that can be sold without exceeding the Maximum Number of Securities; provided, however, that if the Board determines that an offering by the Company is in the best interests of the Company, then any Shares or other Equity Securities of the Company proposed to be sold by the Company will be included in such Shelf Underwritten Offering in priority to any Registrable Securities proposed to be sold by Investor.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Shelf Underwritten Offering, Investor shall have the right to withdraw from such Shelf Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriters of its intention to withdraw from such Shelf Underwritten Offering. If withdrawn, a demand for a Shelf Underwritten Offering shall constitute a demand for a Shelf Underwritten Offering by Investor for purposes of Section 2.1.4 (Requests for Shelf Underwritten Offerings), unless Investor reimburses the Company for all Registration Expenses with respect to such Shelf Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Offering prior to Investor’s withdrawal under this Section 2.1.6, other than if Investor elects to pay such Registration Expenses pursuant to this Section 2.1.6.

Section 2.2 Piggyback Registration

2.2.1 Piggyback Rights. If at any time after the expiration of the Lock-Up (or any other lock-up to which the Investor Shares are subject), (x) the Company proposes to conduct a registered offering of, or the Company proposes to file a registration statement with respect to the registration of, Equity Securities of the Company, for its own account or for the account of one or more shareholders of the Company (or by the Company and one or more shareholders of the Company ), other than a registration statement (or any registered offering with respect thereto) (i) filed in connection with any employee share option or other benefit plan, (ii) for an offering in connection with a merger, consolidation or other acquisition, an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into or exchangeable for Equity Securities of the Company, (iv) for a dividend reinvestment plan, (v) for a rights offering (including any rights offering with a backstop or standby commitment), (vi) for a Block Trade or (vii) for an Other Coordinated Offering, and (y) Investor still owns any Registrable Securities, then the Company shall give written notice of such proposed offering to Investor as soon as practicable but not less than ten (10) days before the anticipated effective date of such registration statement or, in the case of an Underwritten Offering, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall: (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to Investor the opportunity to include in such registered offering such number of Registrable Securities as Investor may request in writing within five (5) days after receipt of such written notice (such Registration, a “Piggyback Registration”). Subject to Section 2.2.2 (Reduction of Piggyback Registration), the Company shall cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by Investor pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Registrable Securities in a Piggyback Registration shall be subject to Investor’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. Subject to Section 2.2.3 (Piggyback Registration Withdrawal), and provided that Investor has elected to participate in such Piggyback Registration pursuant to Section 2.2.1 (Piggyback Rights) above, if the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration advises in writing the Company and Investor that the dollar amount or number of Shares or other Equity Securities of the Company that the Company desires to sell, taken together with (i) the Shares or other Equity Securities of the Company, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with Persons other than Investor, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 (Piggyback Registration) hereof, and (iii) the Shares or other Equity Securities of the Company, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering: (A) first, the Shares or other Equity Securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Shares or other Equity Securities of the Company as to which registration has been requested pursuant to the Existing Registration Rights Agreement; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Registrable Securities of Investor which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration or registered offering is pursuant to a request by Persons other than Investor, then the Company shall include in any such Registration or registered offering: (A) first, the Shares or other Equity Securities of the Company, if any, of such requesting Persons, other than Investor, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Shares or other Equity Securities of the Company as to which registration has been requested pursuant to the Existing Registration Rights Agreement; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Registrable Securities of Investor which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Shares or other Equity Securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities (provided, that if the Board determines that an offering by the Company is in the best interests of the Company, then any Shares or other Equity Securities of the Company proposed to be sold by the Company will be included in such Registration or registered offering in priority to any Registrable Securities proposed to be sold by Investor (if any)).

2.2.3 Piggyback Registration Withdrawal. Investor shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to an Underwritten Offering, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6 (Withdrawal), the Company shall be responsible for the Registration

Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For the avoidance of doubt, any Piggyback Registration effected pursuant to this Section 2.2 (Piggyback Registration) shall not be counted as a Registration pursuant to a Shelf Underwritten Offering effected under Section 2.1.4 (Requests for Shelf Underwritten Offerings).

Section 2.3 Block Trades; Other Coordinated Offerings.

2.3.1 Notwithstanding any other provision of this Article 2, but subject to Section 3.4 (Suspension of Sales; Adverse Disclosure), at any time and from time to time when an effective Registration Statement is on file with the Commission, if Investor wishes to engage in (a) a Block Trade or (b) Other Coordinated Offering, in each case with a total offering price reasonably expected to exceed the Minimum Threshold and notifies the Company at least five (5) Business Days prior to the day such offering is to commence, then the Company shall use commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided, that Investor shall use commercially reasonable efforts to work with the Company and any underwriters, brokers, sales agents or placement agents prior to making any such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.3.2 In connection with a Block Trade or Other Coordinated Offering as set forth under Section 2.3.1 (Block Trades; Other Coordinated Offerings) above, Investor shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering, subject to the reasonable approval by the Company (in each case, which shall consist of one or more reputable nationally recognized investment banks). The Company shall not be required to include any Registrable Securities in a Block Trade or Other Coordinated Offering unless Investor accepts the terms of the underwriting as agreed upon between the Company and the Underwriters and complete and execute all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting.

2.3.3 Under no circumstances shall the Company be obligated to effect more than two (2) Block Trades or Other Coordinated Offerings in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.3 shall not be counted as a demand for a Shelf Underwritten Offering pursuant to Section 2.1.4 (Requests for Shelf Underwritten Offerings).

Section 2.4 Restriction of Offerings. For the avoidance of doubt, except for the Company’s obligations under Section 2.1.1 (Filings), notwithstanding anything to the contrary contained in this Agreement, Investor shall not be entitled to request, and the Company shall not be obligated to effect, or to take any action to effect, any Registration pursuant to this Article 2 with respect to any Registrable Securities during the Lock-Up Period, in accordance with the Lock-Up, or during any other lock-up period to which the Investor Shares may be subject.

ARTICLE 3
COMPANY PROCEDURES

Section 3.1 General Procedures. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Article 2, the Company shall use commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1 prepare and file with the Commission, within the time frame required by Section 2.1.1 (Filings) (to the extent applicable), a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and Investor and Investor’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and Investor or Investor’s legal counsel may reasonably request in order to facilitate the disposition of the Registrable Securities owned by Investor; provided, that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as Investor (in light of its intended plan of distribution) may request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable Investor to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4 (Suspension of Sales; Adverse Disclosure)), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify Investor at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 (Suspension of Sales; Adverse Disclosure) hereof;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each case that involves Investor, in each of the following cases to the extent customary for a transaction of its type, permit a representative of Investor, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by Investor or such Underwriter to participate, at each such Person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 permit a representative of Investor, the Underwriters, if any, and any attorney or accountant retained by Investor or such Underwriters to participate, at each such Person’s own expense, in the preparation of the Registration Statement; provided, however, that the Company may not include the name of Investor or any Underwriter or any information regarding Investor or any Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of Investor or such Underwriter and providing each of Investor or such Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to Applicable Law;

3.1.12 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request;

3.1.13 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, in each case that involves Investor, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of one (1) counsel representing the Company for the purposes of such Registration, addressed to Investor, the broker, placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as Investor, broker, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent, or sales agent pursuant to such Registration, in each case that involves Investor, enter into and perform its obligations under an underwriting agreement or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or Underwriters or the broker, placement agent or sales agent of such offering or sale;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.16 with respect to an Underwritten Offering pursuant to Section 2.1.4 (Requests for Shelf Underwritten Offerings), use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriters in such Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by Investor consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

Section 3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by Investor that it shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing Investor; provided, however, that if, at the time of a withdrawal pursuant to Section 2.1.6, Investor shall have learned of a material adverse change in the condition, business, or prospects of the Company not known (and not reasonably available upon request from the Company or otherwise) to Investor at the time of its request pursuant to Section 2.1.4 and have withdrawn the request with reasonable promptness after learning of such information, then Investor shall not be required to pay any of such expenses.

Section 3.3 Requirements for Participation in Registration Statements in Offerings. Investor shall provide such information as may reasonably be requested by the Company, the Underwriters, or broker, placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article 2 and in connection with the Company’s obligation to comply with federal and applicable state securities laws. Notwithstanding anything in this Agreement to the contrary, if Investor does not provide such information, the Company may exclude the Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary or advisable to effect the Registration. No Person may participate in any Underwritten Offering or other offering for Equity Securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Person (a)(a) agrees to sell such Person’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (b)(b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements.

Section 3.4 Suspension of Sales; Adverse Disclosure

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus may contain a Misstatement, Investor shall forthwith discontinue offers and sales of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed (any such period, a “Suspension Period”).

3.4.2 (i) At any time the Company is required to file a post-effective amendment to a Registration Statement and the Commission has not declared such amendment effective, or (ii) if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of information (e.g. compensation data, financial statements etc.) that is unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is in the Company’s best interest to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to Investor (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose, but in no event more than sixty (60) consecutive calendar days; provided, however, that the Company may not invoke this right more than one hundred twenty (120) calendar days in the aggregate in any twelve (12) month period (any such period, a “Blackout Period”). In the event the Company exercises its rights under this Section 3.4.2, Investor agrees to suspend, immediately upon their receipt of the notice referred to above, its use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until Investor receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. The Company shall immediately notify Investor of the expiration of any period during which it exercised its rights under this Section 3.4.2.

3.4.3 During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, commercially reasonable efforts to maintain the effectiveness of the applicable Registration Statement, or if Investor has requested a Shelf Underwritten Offering pursuant to Section 2.1.4 (Requests for Shelf Underwritten Offerings) and the Company and Investor are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to Investor, delay any other registered offering pursuant to Section 2.1.4 (Requests for Shelf Underwritten Offerings) or Section 2.3 (Block Trades; Other Coordinated Offerings). In such event, the Company shall have the right to defer such filing for a period of not more than ninety (90) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any twelve (12) month period.

Section 3.5 Reporting Obligations. As long as Investor shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, will use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish Investor with true and complete copies of all such filings; provided, that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to Investor pursuant to this Section 3.5.

ARTICLE 4

INDEMNIFICATION AND CONTRIBUTION
.
Section 4.1 Indemnification and Contribution.

4.1.1 Indemnification by the Company. The Company agrees to indemnify, to the extent permitted by law, Investor, its officers and directors and each Person who controls Investor (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by Investor expressly for use therein.

4.1.2 Indemnification by Investor. In connection with a Registration Statement, Investor shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of Investor expressly for use therein. Investor shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Conduct of Indemnification Proceedings. Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment (acting in good faith) a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party (acting in good faith) a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 Contribution. If the indemnification provided under Section 4.1 (Indemnification and Contribution) hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of Investor under this Section 4.1.4 shall be limited to the amount of the net proceeds received by Investor in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1 (Indemnification by the Company), 4.1.2 (Indemnification by Investor) and 4.1.3 (Conduct of Indemnification Proceedings) above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The Parties agree that it would not be just and equitable if contribution pursuant to this Section 4.1.4 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.4. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.4 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE 5
MISCELLANEOUS

Section 5.1 Assignment; No Third Party Beneficiaries
.
5.1.1 Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the Parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Agreement shall not confer any rights or remedies on any Person other than as expressly provided herein. Except as expressly permitted under this Agreement, neither this Agreement nor any rights that may accrue to the Parties hereunder may be transferred or assigned without the prior written consent of the other Party hereto.

5.1.2 Notwithstanding any consent in writing by the Company in accordance with Section 5.1.1 above, no assignment by Investor of its rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.4 (Notices) hereof and (ii) the written agreement of the assignee in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment of this Agreement or any rights, duties or obligations hereunder in violation this Section 5.1 shall be null and void.

Section 5.2 Amendments; Waivers. This Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 5.3 (Effectiveness; Term) below) except by an instrument in writing, signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

Section 5.3 Effectiveness; Term. This Agreement shall be effective as of, and conditioned upon the occurrence of, the Closing, and shall terminate upon the earliest of (i) the date as of which no Registrable Securities remain outstanding; (ii) the dissolution, liquidation, or winding up of the Company; and (iii) the mutual written agreement of the Parties to effect such termination. The provisions of Article 4 shall survive any termination of this Agreement.

Section 5.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

if to the Company, to:

Ermenegildo Zegna N.V.
Via Savona 56/a
Milan
Italy
Attention: Delphine Gieux, Group General Counsel
Gianluca Ambrogio Tagliabue, Chief Operating and Financial Officer
Email: [***]; [***]

with copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad StreetNew York, NY 10004
Attention: Scott D. Miller
Email: millersc@sullcrom.com

and, if to Investor, to:

Venezio Investments Pte. Ltd.60B
Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
Attn: Poy Weng Chuen
c/o: Nagi Hamiyeh, Vincent Lee, Dylan Coll-Reed, Andria Varnavides
Email: [***]; [***]; [***]; [***]; [***]

with a copy to (which copy shall not constitute notice):

Latham & Watkins LLP
99 Bishopsgate
London EC2M 3XF
United Kingdom
Attn: Robbie McLaren and Jennifer Gascoyne
Email: Robbie.McLaren@lw.com; Jennifer.Gascoyne@lw.com

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto as provided in this Section 5.4.

Section 5.5 Governing Law and Venue; Waiver of Jury Trial. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK (THE “CHOSEN COURTS”) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 5.4 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.5.

Section 5.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 5.7 Equitable Remedies. Each Party acknowledges that the other Party would be irreparably damaged in the event of a breach or threatened breach by such Party of any of its obligations under this Agreement and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, the other Party shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond) granting specific performance by such Party of its obligations under this Agreement.

Section 5.8 Entire Agreement. This Agreement, the SPIRA and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 5.9 Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

Section 5.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

ERMENEGILDO ZEGNA N.V.

By:	/s/ Ermenegildo Zegna di Monte Rubello

Name:	Ermenegildo Zegna di Monte Rubello
Title:	Executive Chairman and Chief Executive Officer

INVESTOR:
Venezio Investments Pte. Ltd.

By:	/s/ Poy Weng Chuen

Name:	Poy Weng Chuen
Title:	Director

EXHIBIT A
JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Registration Rights Agreement dated as of July 28, 2025 (as the same may be amended from time to time, the “Registration Rights Agreement”) between Ermenegildo Zegna N.V. and Venezio Investments Pte. Ltd.

Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Registration Rights Agreement.

The Joining Party hereby acknowledges and agrees that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party under the Registration Rights Agreement as of the date hereof and shall have all of the rights and obligations of Investor (to the extent it has acquired the Shares from Investor in accordance with the Registration Rights Agreement) as if it had executed the Registration Rights Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Registration Rights Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.
Date: , 20[ ]

[NAME OF JOINING PARTY]

By:	________________________

Name:
Title:

Address: _____________________
_____________________________